Bank of America Plaza 813.229.7600 101 East Kennedy Boulevard 813.229.1660 fax Suite 2800 Tampa, Florida 33602 _____________________________________________ www.slk-law.com

MARK A. CATCHUR

(813) 227-2264

mcatchur@slk-law.com

December 4, 2017

Via Edgar

Sasha Parikh and Christine Torney

United States Securities and Exchange Commission,

Division of Corporation Finance

100 F Street

Mail Stop 4720

Washington, DC 20549

Re:	TapImmune Inc.

Form 10-K

Filed March 14, 2017

Form 10-Q for the Period Ended June 30, 2017

File No. 001-37939

Dear Ms. Parikh and Ms. Torney:

On behalf of TapImmune Inc. (the “Company”), set forth below is the response to the Staff of the Division of Corporation Finance’s comment letter dated December 1, 2017, with respect to TapImmune’s Form 10-Q (001-37939). For your convenience, the Staff’s comment is set forth in bold and followed by the Company’s response.

Comment

Form 10-Q for the period ended June 30, 2017

Notes to Consolidated Financial Statements

Note 6. Research Agreement Obligations, page 8

1.	Please submit an expanded opinion of counsel that discusses the possible creditor assertions, facts, and company defenses to the conclusion that the limitation period has not been interrupted. For instance, we note your response to prior comment 1 that one of the means by which the limitation period may be interrupted is by a recognition of a right or obligation. Thus, the opinion should address whether your statements contained in the Form 10-Ks filed April 14, 2015 and April 15, 2016 that “[a]s of December 31, 2016, we had accrued $493,000 as amounts owed under the amended agreement,” and similar statements contained in other filings, would be considered a recognition of the right or obligation such that the limitation period was interrupted by those statements.

Response:

On behalf of the Company and in response to the Staff’s comment, attached is an expanded opinion letter from the Company’s foreign counsel, Van Doorne, NV.

* * * * *

Securities and Exchange Commission

December 4, 2017

As requested, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or clarifications of the matters raised in this letter please contact me at (813) 227-2264.

Sincerely,

/s/ Mark A. Catchur

Mark A. Catchur, Partner

c:	Michael Loiacono, Chief Financial Officer

VanDoorne Advocaten • Notarissen • Fiscalisten

Jachthavenweg 121
1081 KM Amsterdam
Postbus 75265
1070 AG Amsterdam

Michael J. Loiacono	Jasper Leedekerken
CFO & Chief Accounting Officer	Advocaat
TapImmune, Inc. (Ticker : TPIV)	leedekerken@vandoorne.com
5 West Forsyth Street; Suite 200	t 020 6789 488
Jacksonville, FL 32202	f 020 7954 488
U.S.A.

Date	4 December 2017
Onze ref.	836/10010720
Inzake	TapImmune - limitation

Dear Sirs,

Below is our amended and restated advice set forth in our letters dated 6 June 2017 and 16, November 2017.

1.	We have reviewed the "Second Reinstated and Amended Licence Agreement" between Taplmmune, Inc. and Crucell Holland B.V. ("the Agreement", with a view to answering the question whether or not payment obligations under the Agreement have become time barred under the laws of the Netherlands. We have not reviewed the 'Subscription Agreement' which is governed by the laws of the state of New York, USA.

2.	We understand the Agreement has run from its Effective Date (7 August 2008, clause 1.2) until expiry of the Term, which is three years (clause 1.14), and therefore until 7 August 2011.

3.	As regards license fees and payment (clause 4) the Agreement provides that upon execution a Second Reinstalment Fee is due in the form of (i) EUR 17.000 upon of a public announcement of financing in excess of USD 500.000,- and (ii) shares of common stock in licensee wherein each share is valued at the share price in licensee's last round of equity funding, such that the total share price is equal to EUR 153.000,- (clause 4.1.1). On each anniversary of the Effective Date, starting 31 July 2010, an Annual License Maintenance Fee of EUR 75.000,- is due (clause 4.1.2).

Van Doorne N.V. is gevestigd te Amsterdam en ingeschreven in het handelsregister onder nummer 34199342. Van Doorne N.V. is de enige opdrachtnemer van alle werkzaamheden. Op deze werkzaamheden en age rechtsverhoudingen met derden zijn van toepassing de Algemene Voorwaarden van Van Doorne N.V. en haar dochtermaatschappijen, waarin een beperking van aansprakelijkheid is opgenomen. Deze Voorwaarden, die zijn gedeponeerd ter griffie van de rechtbank te Amsterdam, kunnen worden geraadpleegd op www.vandoorne.com en worden op verzoek toegezonden.

Van Doorne N.V. has its registered office in Amsterdam and is registered with the Commercial Register under number 34199342. Van Doorne N.V. is the exclusive contracting party in respect of all commissioned work. This work and all legal relations with third parties shall be governed by the General Terms of Van Doorne N.V. and its subsidiaries which include a limited liability. These Terms, which have been filed with the District Court at Amsterdam, may be consulted at www.vandoorne.com and will be forwarded upon request.

VanDoorne Advocaten • Notarissen • Fiscalisten

pagina 2
04.12.17

4.	Under clause 4.2 Crucell may also submit invoices for transportation, packing and other reasonable and documented costs incurred by Crucell. Crucell is to claim payment by issuing invoices.

5.	We understand that the licensed technology has never been used and that there has been no contact over the contract. Apart from the questions regarding the statute of limitation, this may give rise to the question whether or not the parties waived any rights or obligations under the Agreement. More in particular, Crucell may well be barred from any possible entitlements under the agreement, regardless of any limitation periods.

6.	Dutch statute (article 3:107 DCC) provides that contractual payment obligations become time barred five years after the day following the date on which payment is due. Please note that a limitation period may be interrupted under Dutch law by issuing a written communication reserving all rights. Such a communication will start a new five-year limitation period. It is our understanding that no such communication has taken place.

7.	The payment obligation pursuant to clause 4.1.1 became due upon the execution of the Agreement, which was at the end of December 2009 (Crucell's signature is dated 7 December 2009, Tapimmune's signature is not dated). In our view this payment obligation became time barred on or around 8 December 2014.

8.	The payment obligations pursuant to clause 4.1.2 were due on every anniversary of the Effective Date, starting 31 July 2010. As the Agreement terminated on 7 August 2011, effectively under the Agreement two annual payments were due, on 31 July 2010 and on 31 July 2011. In our view this means these payment obligations became time barred on 1 August 2015, respectively 1 August 2016.

9.	It is our understanding that no invoices were issued as per clause 4.2.2, which would make sense if the parties never actually performed under the Agreement. As a result, there would not appear to be any payment obligations under this clause. Assuming that there is a theoretical possibility that Crucell did incur certain costs in the period until 7 August 2011, arguably any payment obligation following in this respect has also become time barred on 8 August 2016.

10.	The limitation period may be interrupted in three ways: (i) when a legal action or other claim is brought to court (section 3:316 Dutch Civil Code, "DCC"), (ii) through a written demand for performance or an unambiguous reservation of rights (section 3:317 DCC), or (iii) a recognition of the right / obligation (3:318 DCC). The interruption of the limitation period, based on the occurrence of one of the foregoing events, would be the primary factors a court would consider in granting a declaratory judgment.

Van Doorne N.V. is gevestigd te Amsterdam en ingeschreven in het handelsregister onder nummer 34199342. Van Doorne N.V. is de enige opdrachtnemer van alle werkzaamheden. Op deze werkzaamheden en age rechtsverhoudingen met derden zijn van toepassing de Algemene Voorwaarden van Van Doorne N.V. en haar dochtermaatschappijen, waarin een beperking van aansprakelijkheid is opgenomen. Deze Voorwaarden, die zijn gedeponeerd ter griffie van de rechtbank te Amsterdam, kunnen worden geraadpleegd op www.vandoorne.com en worden op verzoek toegezonden.

Van Doorne N.V. has its registered office in Amsterdam and is registered with the Commercial Register under number 34199342. Van Doorne N.V. is the exclusive contracting party in respect of all commissioned work. This work and all legal relations with third parties shall be governed by the General Terms of Van Doorne N.V. and its subsidiaries which include a limited liability. These Terms, which have been filed with the District Court at Amsterdam, may be consulted at www.vandoorne.com and will be forwarded upon request.

VanDoorne Advocaten • Notarissen • Fiscalisten

pagina 3
04.12.17

11.	We note based upon confirmation from the Company, that the limitation period has not been interrupted by (i) any legal claim or other action brought to court by Crucell, (ii) any letter or formal notice from Crucell to the Company in which performance was demanded or by a written announcement in which Crucell unambiguously reserved its right to claim performance, and (iii) the recognition of Crucell's property right covered by a right of action.

12.	We further note, that in order for a recognition of Crucell’s proprietary right to occur, mere publication by the Company of the existence of the obligation (as in the Company’s Form 10-Ks filed April 14, 2015 and April 15, 2016 that “[a]s of December 31, 2016, that the Company indicated they had accrued $493,000 as amounts owed under the amended agreement,” and similar statements contained in other publicly available filings) alone, without more, would not be sufficient to constitute such a recognition of the right. The recognition would need to be specifically addressed to Crucell with the intention to recognise the potential claim for recognition to potentially occur and our understanding is that this did not occur during the period in which the statute of limitations had run. In fact, the publication of such information by the Company would be supportive of the view that the application of the limitation period applied as expressed herein.

Based on the above, in our view a court would grant a declaratory judgment in favor of the Company releasing the Company from the Crucell liability.

Yours faithfully,

/s/Van Doorne N.V.

Van Doorne N.V.
Jasper Leedekerlen

Van Doorne N.V. is gevestigd te Amsterdam en ingeschreven in het handelsregister onder nummer 34199342. Van Doorne N.V. is de enige opdrachtnemer van alle werkzaamheden. Op deze werkzaamheden en age rechtsverhoudingen met derden zijn van toepassing de Algemene Voorwaarden van Van Doorne N.V. en haar dochtermaatschappijen, waarin een beperking van aansprakelijkheid is opgenomen. Deze Voorwaarden, die zijn gedeponeerd ter griffie van de rechtbank te Amsterdam, kunnen worden geraadpleegd op www.vandoorne.com en worden op verzoek toegezonden.

Van Doorne N.V. has its registered office in Amsterdam and is registered with the Commercial Register under number 34199342. Van Doorne N.V. is the exclusive contracting party in respect of all commissioned work. This work and all legal relations with third parties shall be governed by the General Terms of Van Doorne N.V. and its subsidiaries which include a limited liability. These Terms, which have been filed with the District Court at Amsterdam, may be consulted at www.vandoorne.com and will be forwarded upon request.